UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*
F & M BANK CORP.
(Name of Issuer)
COMMON STOCK, PAR VALUE $5.00 PER SHARE
(Title of Class of Securities)
30237P106
(CUSIP Number)
NEIL W. HAYSLETT, F & M BANK CORP. 205 SOUTH MAIN STREET, TIMBERVILLE. VIRGINIA 22853, 540-896-8941
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
DECEMBER 29, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 30237P106		SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry A. Caplinger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC and PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES	7	SOLE VOTING POWER 7,500
BENEFICIALLY	8	SHARED VOTING POWER 113,383
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 7,500
PERSON WITH	10	SHARED DISPOSITIVE POWER 113,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,883
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

FOR

LARRY A. CAPLINGER

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $5.00 per share (“Common Stock”), of F & M Bank Corp., 205 South Main Street, Timberville, Virginia 22853 (the “Issuer”).

Item 2. Identity and Background

(A)	Larry A. Caplinger

(B)	3910 Krystal Lane, Broadway, Virginia 22815.

(C)	Mr. Caplinger is Senior Vice President and Senior Loan Officer of the Issuer’s subsidiary bank, Farmers & Merchants Bank (the “Bank”). He is also Corporate Secretary for the Issuer.

(D)	During the last five years, Mr. Caplinger has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the last five years, Mr. Caplinger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)	Mr. Caplinger is a citizen of the U.S.A.

Item 3. Source and Amount of Funds and Other Consideration

The source and amount of funds or other consideration used by Larry A. Caplinger in acquiring beneficial ownership of shares of Common Stock are as follows:

During his years of employment with the Bank, spanning more than 30 years, Mr. Caplinger has acquired shares in varying quantities and through numerous purchases that are held either individually, jointly with his spouse or indirectly through his children totaling 7,500 shares. Such shares were purchased on the open market with personal funds. Mr. Caplinger’s most recent purchases were 80 shares on July 13, 2006 at a price of $27 per share and 4 shares on August 23, 2006 for $28 per share.

Mr. Caplinger has shared voting and dispositive rights over 113,383 shares owned by the Company’s Stock Bonus Plan (ESOP) over which Mr. Caplinger and Neil W. Hayslett have shared voting and dispositive powers in their capacity as plan trustees, for the benefit of the ESOP's participants. The ESOP was created on October 1, 1990 and has accumulated shares at various times through a combination of open market purchases and direct purchases of stock from the Issuer with cash contributed by the Bank for the benefit of the participants. The most recent purchase by the ESOP was a purchase of 10,000 shares from the Issuer on

December 29, 2006 for a total price of $275,500. This purchase resulted in Mr. Caplinger’s beneficial ownership percentage exceeding 5%.

Item 4. Purpose of Transaction

Larry A. Caplinger has acquired the shares of Common Stock that he personally holds for investment purposes. In his capacity as co-trustee of the ESOP, he has acquired beneficial ownership of shares of Common Stock for the ESOP only as directed by the Bank and the Issuer.

There are no plans or proposals that Mr. Caplinger may have that relate to or would result in:

(A)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

(B)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(C)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(D)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(E)	Any material change in the present capitalization or dividend policy of the Issuer;

(F)	Any other material change in the Issuer’s business or corporate structure;

(G)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(H)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(I)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(J)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(A)	The aggregate number and percentage of Common Stock beneficially owned by Mr. Caplinger are 120,883 shares and 5.1%, respectively.

(B)

Mr. Caplinger has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 7,500 shares identified pursuant to Item 5(A).  Mr. Caplinger owns directly 2,256 shares, owns jointly with his spouse 4,944 shares and owns indirectly 300 shares, as custodian, held for his children. Mr. Caplinger is also a trustee of the ESOP, which holds 113,383 shares, and thus Mr. Caplinger has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 118,627 shares identified pursuant to Item 5(A).

(C)	There were no transactions in Common Stock during the past 60 days by Mr. Caplinger.

(D)	Mr. Caplinger is a trustee of the ESOP. He, therefore, shares with the ESOP the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(E)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Larry A. Caplinger is Senior Vice President and Senior Loan Officer of the Bank, a trustee of the ESOP and Corporate Secretary of the Issuer.

Item 7. Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date:  July 26, 2007

/s/ Larry A. Caplinger

Larry A. Caplinger

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).